January 29, 2025

Ryan Cohen
Chief Executive Officer
GameStop Corp.
625 Westport Parkway
Grapevine, TX 76051

       Re: GameStop Corp.
           Form 10-K for Fiscal Year Ended February 3, 2024
           File No. 001-32637
Dear Ryan Cohen:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended February 3, 2024
Risk Factors
Risks Related to our Investment Policy and Securities, page 11

1. We note your disclosure that "[d]epending on certain market conditions and various risk factors, Mr. Cohen or other members of the Investment Committee, each in their personal capacity or through affiliated investment vehicles, may at times invest in the same securities in which the Company invests." Please elaborate on the risks related to this aspect of your Investment Policy, including the potential conflicts of interest that may arise. If applicable, please update your related party transaction disclosure, including for any currently proposed transaction(s). Refer to Item 404 of Regulation
       S-K.
General

2.     We note your disclosure in your Form 10-Q for the quarter ended August
3, 2024,
       filed on September 10, 2024, as amended on October 25, 2024, and your Form 10-Q for the quarter ended November 2, 2024, filed on December 10, 2024, regarding your
       At-The-Market Equity Offering Program. You state that aggregate gross proceeds from such offerings totaled approximately $3.5 billion and you intend to use the net
 January 29, 2025
Page 2

       proceeds from such offerings    for general corporate purposes, which
may include
       acquisitions and investments in a manner consistent with our investment policy.
       However, we also note your disclosure that "[t]he Company   s
investments must
       conform to guidelines set forth in the revised Investment Policy or be approved by either the Investment Committee, by unanimous vote, or the full Board, by majority vote." Please revise to clarify the guidelines of your Investment Policy and accordingly, the manner in which the net proceeds from your ATM Offerings may be used and/or approved for use.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alyssa Wall at 202-551-8106 or Cara Wirth at 202-551-7127 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services